FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                           For the month of November


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.





BG GROUP PLC
2005 THIRD QUARTER RESULTS


BG Group's Chief Executive, Frank Chapman said:

"These are good results which reflect a strong business performance and firm oil and gas prices.

"Following the completion of an extensive maintenance and inspection programme during the third quarter, we expect strong growth in E&P volumes in the fourth quarter and we remain on track to deliver our 2006 production target. The strength of our financial position and outlook enables us to return up to GBP1 billion to shareholders and also increase our investment in new growth projects by GBP500 million."


                                      HIGHLIGHTS
----------------------------------------------------------------------------------------

   Third Quarter                                                Nine Months
 2005        2004           Business Performance(i)          2005         2004
 GBPm        GBPm                                            GBPm         GBPm

                            Revenue and other operating
1 339       1 084     +24%  income                          3 566        2 902     +23%

                            Total operating profit
                            including share of pre-tax
                            operating results from joint
  548         395     +39%  ventures and associates         1 522        1 078     +41%

  308         214     +44%  Earnings                          853          593     +44%

  8.7p        6.1p    +43%  Earnings per share               24.1p        16.8p    +43%

----------------------------------------------------------------------------------------
                            Total results for the period
                            (including disposals and
                            re-measurements(i))

                            Revenue and other operating
1 360       1 084     +25%  income                          3 429       2 902      +18%

                            Operating profit before share
                            of results from joint ventures
  509         346     +47%  and associates                  1 646       1 019      +62%

                            Total operating profit
                            including share of pre-tax
                            operating results from joint
  569         395     +44%  ventures and associates         1 814       1 165      +56%

  321         214     +50%  Earnings                        1 065          650     +64%

  9.1p        6.1p    +49%  Earnings per share               30.1p        18.5p    +63%
----------------------------------------------------------------------------------------


i) 'Business Performance' excludes disposals and certain re-measurements and is presented as management believes that exclusion of these items provides readers with a clear and consistent presentation of the underlying operating performance of the Group's ongoing business. For further explanation of Business Performance and the presentation of results from joint ventures and associates, see Presentation of Non-GAAP measures, page 8 and Results Presentation, page 2.


                                RESULTS PRESENTATION

The presentation of BG Group's results under IFRS separately identifies the effect of:

   - The re-measurement of financial instruments under IAS 39
   - Profits and losses on the disposal of non-current assets and businesses.

These items are excluded from Business Performance in order to provide readers with a clear and consistent presentation of the underlying operating performance of the Group's ongoing businesses.

Under IFRS the results of joint ventures and associates are presented net of finance costs and tax (see pages 10 and 11). Given the relevance of these businesses within BG Group, the results of joint ventures and associates are presented both before interest and tax, and after tax. The pre-interest and tax result for joint ventures and associates is included in Business Performance discussed on pages 2 to 7. The tables below set out the amounts related to joint ventures and associates, re-measurements under IAS 39 and profits on disposal of non-current assets and businesses.

--------------------------------------------------------------------------------

  Third Quarter                                                   Nine Months
 2005        2004                                               2005       2004
 GBPm        GBPm                                               GBPm       GBPm
                         Operating profit for the period
                         before share of results from joint
  509         346        ventures and associates               1 646      1 019

                         Share of pre-tax operating results
   60          49        from joint ventures and associates      168        146
------      ------                                             ------     ------
                         Operating profit for the period
                         including share of pre-tax results
  569         395        from joint ventures and associates    1 814      1 165
------      ------                                             ------     ------
                         Disposals and re-measurements:
  (21)          -        Re-measurements - IAS 39(i)             137          -
    -           -        Profit on disposal                     (429)       (87)
------      ------                                             ------     ------
                         Business Performance - total
  548         395        operating profit for the period       1 522      1 078
--------------------------------------------------------------------------------



--------------------------------------------------------------------------------
   Third Quarter                                                  Nine Months
 2005        2004                                              2005       2004
 GBPm        GBPm                                              GBPm       GBPm
                         Earnings for the period - including
  321         214        disposals and re-measurements        1 065        650

                         Disposals and re-measurements -
  (21)          -        before interest and tax               (292)       (87)

                         Disposals and re-measurements -
   (1)          -        interest                               (11)         -

                         Tax and minority interest on
    9           -        disposals and re-measurements           91         30
------      ------                                             ------     ------

                         Earnings - excluding disposals and
  308         214        re-measurements                        853        593
------      ------       ----------------------------------    ------     ------


i) Re-measurements excluded from Business Performance

The IAS 39 re-measurements reflect movements in external market prices and exchange rates. Financial instruments include certain long-term UK gas contracts which are classified as derivatives under IAS 39 due to the nature of the contract terms and are therefore required to be marked-to-market. This treatment has no impact on the ongoing cashflows of the business and management believes these unrealised mark-to-market movements are best presented separately from underlying business performance. For an explanation of Non-GAAP measures see page 8.

                                BUSINESS REVIEW

The results discussed in this Business Review (pages 3 to 7) relate to BG Group's performance excluding disposals and re-measurements. For the impact and a description of these items, see the consolidated income statement (pages 10 and 11) and Note 2 of the accounts (page 17). Results at constant US$/UKGBP exchange rates and upstream prices are also quoted. See Presentation of Non-GAAP measures (page 8) for an explanation of these metrics.


                                     GROUP


Business Performance                                      Third Quarter
                                                          2005     2004
                                                          GBPm     GBPm

Revenue and other operating income                       1 339    1 084    +24%


Total operating profit including share of pre-tax results
from joint ventures and associates
                                                        ------   ------
Exploration and Production                                 419      291    +44%
Liquefied Natural Gas                                       51       37    +38%
Transmission and Distribution                               64       51    +25%
Power Generation                                            21       21      -
Other activities                                            (7)      (5)   +40%
                                                        ------   ------
                                                           548      395    +39%
Net finance costs(i)                                       (10)     (16)  -38%
Taxation(ii)                                              (215)    (151)   +42%
Earnings                                                   308      214    +44%
Earnings per share                                         8.7p     6.1p   +43%

Capital investment                                         378      356     +6%



                                 Third quarter

Total operating profit increased by 39% to GBP548 million reflecting higher E&P volumes and margins together with strong performances from the LNG and T&D segments. As expected, E&P volumes were held back during the third quarter by extensive maintenance and inspection activities in the UK and Kazakhstan.

At constant E&P prices and US$/UKGBP exchange rates, total operating profit increased by 1%.

Net finance costs were GBP6 million lower primarily due to reduced average net debt levels following the receipt of the cash proceeds from the sale of the Group's interest in the North Caspian Sea PSA in the second quarter of 2005. The effective tax rate (including the BG Group share of tax attributable to joint ventures and associates) was unchanged at 40%.

Earnings increased by 44% to GBP308 million.

Cash generated from operations increased by GBP244 million to GBP692 million primarily due to higher operating profit. Gearing, including non-recourse debt in MetroGAS, was 1.6%. The company has today announced a programme to buy back up to GBP1 billion of ordinary shares and an increase in the Group's planned investment by GBP500 million, including exploration expenditure, to accommodate the development of new growth projects.

Capital investment in the quarter of GBP378 million comprised continuing investment in North America and the Caribbean (GBP144 million), Europe (GBP109 million), South America (GBP46 million), Mediterranean Basin and Africa (GBP44 million) and Asia and the Middle East (GBP35 million).

i) Includes Group share of net finance costs from joint ventures and associates for the quarter of GBP11 million (2004 GBP8 million).

ii) Includes Group share of taxation from joint ventures and associates for the quarter of GBP8 million (2004 GBP9 million).



                           EXPLORATION AND PRODUCTION

Business Performance                                     Third Quarter
                                                         2005     2004
                                                         GBPm     GBPm

Production volumes
(mmboe)                                                  41.2     39.7     +4%

Revenue and other
operating income                                          688      534    +29%

Total operating profit                                    419      291    +44%

Capital investment                                        207      238    -13%


Additional operating and financial data are given on page 27.



                                 Third quarter

E&P total operating profit increased by 44% to GBP419 million due primarily to higher prices and volumes. This was partially offset by the impact of increased exploration activity and extensive maintenance and inspection activities in the UK and Kazakhstan.

Increased production volumes from West Delta Deep Marine in Egypt following the early start-up of Egyptian LNG Trains 1 and 2 were partially offset by the maintenance and inspection activities referred to above. These activities affected production in the UK and exports to Russia from Kazakhstan. These programmes have been completed and we expect strong volume growth in the fourth quarter.

Unit operating expenditure at GBP2.56 ($4.57) per boe was up 35 pence (56 cents) per barrel of oil equivalent, principally due to the cost and volume impact of increased maintenance activity referred to above and the impact of higher upstream prices on royalties. It is expected that the full year unit operating expenditure will be approximately $4.00 per boe after taking into account the effect of higher commodity prices.

The exploration charge of GBP42 million was GBP8 million higher reflecting the planned increase in exploration activity across the Group.

For the UK gas year starting 1 October 2005, BG Group expects to realise an average price of approximately 23 pence per therm on North Sea production sold under various contracts. This compares to 20 pence per therm in the prior gas year.

Capital investment of GBP207 million included expenditure in the UK (GBP80 million) and Egypt (GBP46 million).



                       Third quarter business highlights

In Egypt, the Sapphire field in the West Delta Deep Marine concession came on-stream in September to supply Egyptian LNG Train 2.

The third quarter saw significant progress in building BG Group's exploration portfolio.

In September, BG Group was awarded 100% and operatorship of North Sea blocks 20/ 2b, 20/3d and part block 13/21b and 50% and operatorship of part block 22/8a in the UK 23rd Licensing Round. Block 22/8a lies close to existing infrastructure at the Everest hub (BG Group 58.31%). The other blocks build on BG Group's existing position in the Outer Moray Firth.

In September, BG Group successfully bid to acquire six sections in the Waterton Northern Block and three in the Southern Block in Alberta, Canada.

BG Group was awarded three onshore exploration licences in the 2nd Libyan Licensing Round in October. BG Group will assume 100% and operatorship of two licences in the Sirt basin and 50% in a block in the Kufra basin.

In Egypt, BG Group was successful in its bid for a 50% stake and operatorship of the Sidi Kerir Deep concession, in the Nile Delta, subject to finalisation of terms and its ratification by the People's Assembly.

In October, BG Group was awarded ten exploration licences in the 7th Brazilian Licensing Round. This includes two BG Group-operated blocks and acreage off-shore in the Santos basin and on-shore.

As a result of BG Group's success in licensing rounds this year, BG Group has increased its net exploration acreage by around a third.

Since the start of the year, BG Group has completed 20 exploration and appraisal wells of which 11 have been successful (55%).



                             LIQUEFIED NATURAL GAS

Business Performance                                     Third Quarter
                                                         2005     2004
                                                         GBPm     GBPm

Revenue and other operating income                        404      336     +20%

Total operating profit                                  ------   ------
Shipping and marketing                                     28       24     +17%
Liquefaction                                               30       19     +58%
Business development and other                             (7)      (6)    +17%
                                                           51       37     +38%
                                                        ------   ------
Capital investment                                        128       97     +32%


Additional operating and financial data are given on page 27.




                                 Third quarter

Total operating profit was up 38% to GBP51 million reflecting higher prices and a strong performance from the liquefaction businesses.

In shipping and marketing, total operating profit was GBP4 million higher, primarily due to increased shipping utilisation. Short-term LNG supplies remained tight but this was offset by higher realisations. Operations at the Lake Charles regasification facilities were suspended from 23 September to 3 October due to Hurricane Rita but overall volumes were unaffected.

The fourth quarter will see an increased build up of new contracted volumes from Egypt. These volumes represent the start of a major shift from short-term to long-term supply, which will build further as contracted volumes start from Trinidad and Nigeria in 2006 and Equatorial Guinea in 2007.

BG Group's share of operating profit from liquefaction increased by 58% to GBP30 million, principally due to the early start-up of exports from Egyptian LNG Trains 1 and 2.

Capital investment primarily relates to LNG vessels in construction due for delivery in 2006 and 2007. Financial close of Egyptian LNG Train 2 project financing in the quarter resulted in a reimbursement of capital investment of $153 million.


                       Third quarter business highlights

On 5 September, BG Group (38%) and partners announced the early start-up of Egyptian LNG Train 2. The first cargo was lifted on 15 September. BG Group will take 50% of any early cargoes until the second quarter of 2006 when BG Group will lift the entire output of Train 2 under its LNG purchase agreement.

At Lake Charles new facilities came into service in September that increased sustainable base load throughput capacity to 1.2 bcfd. This expansion was completed in anticipation of the increase in contracted cargoes as referred to above.


                         TRANSMISSION AND DISTRIBUTION
Business Performance                                   Third Quarter
                                                       2005     2004
                                                       GBPm     GBPm

Revenue and other operating income
                                                      ------   ------
Comgas                                                  141      107       +32%
MetroGAS                                                 53       47       +13%
Other                                                    30       24       +25%
                                                      ------   ------
                                                        224      178       +26%
Total operating profit
                                                      ------   ------
Comgas                                                   43       31       +39%
MetroGAS                                                 11       11         -
Other                                                    10        9       +11%
                                                      ------   ------
                                                         64       51       +25%

Capital investment                                       39       15      +160%



                                 Third quarter

T&D total operating profit increased by 25% to GBP64 million.

At Comgas, in Brazil, the impact of 11% volume growth and stronger exchange rates underpinned a 39% increase in operating profit, up GBP12 million in the quarter. Total operating profit included a net GBP4 million benefit in the quarter from lower gas costs which is expected to be passed back to customers through lower tariffs in the future.

MetroGAS, in Argentina, reported an operating profit of GBP11 million, in line with last year. The capital restructuring of MetroGAS continues to make progress.

Capital investment mainly represents the development of the Comgas pipeline network.



                                POWER GENERATION

Business Performance                             Third Quarter
                                             2005             2004
                                             GBPm             GBPm

Revenue and other operating income             47               40         +18%

Total operating profit                         21               21           -

Capital investment                              -                -           -


                                 Third quarter

The increase in revenue is primarily due to pass through of gas costs.

Total operating profit of GBP21 million was in line with last year. Seabank Power, in the UK, continues to be affected by the failure of a steam turbine which occurred in June 2005.



                          Presentation of Non-GAAP measures

Business Performance

'Business Performance' excludes certain disposals and re-measurements (see below) and is presented as management believes that exclusion of these items provides readers with a clear and consistent presentation of the underlying operating performance of the Group's ongoing business.

Disposals and re-measurements

BG Group's commercial arrangements for marketing gas include the use of long-term gas sales contracts. Whilst the activity surrounding these contracts involves the physical delivery of gas, certain UK gas sales contracts are classified as derivatives under the rules of IAS 39 and are required to be measured at fair value at the balance sheet date. Unrealised gains or losses on these contracts reflect the comparison between current market gas prices and the actual prices to be realised under the gas sales contract. BG Group also uses commodity derivative instruments to manage certain price exposures in respect of optimising the timing of its gas sales, including the use of gas in storage facilities. These instruments are also required to be measured at fair value at the balance sheet date under IAS 39.

BG Group uses financial instruments, including derivatives, to manage foreign exchange and interest rate exposure. These instruments are required to be recognised at fair value or amortised cost on the balance sheet in accordance with IAS 39. Most of these instruments have been designated either as hedges of foreign exchange movements associated with the Group's net investments in foreign operations, or as hedges of interest rate risk. Where these instruments cannot be designated as hedges under IAS 39, unrealised movements in fair value are recorded in the income statement.

Unrealised gains and losses in respect of long-term gas sales contracts and other financial instruments are disclosed separately as 'disposals and re-measurements'. Realised gains and losses relating to these instruments are included in Business Performance. Management considers that this presentation best reflects the underlying performance of the business since it distinguishes between the temporary timing differences associated with re-measurements under IAS 39 rules and actual realised gains and losses.

For a reconciliation between the overall results and Business Performance and details of disposals and re-measurements, see the consolidated income statement, pages 10 and 11 and Note 2 to the accounts, page 17.

Joint ventures and associates

Under IFRS the results from jointly controlled entities (joint ventures) and associates, accounted for under the equity method, are required to be presented net of finance costs and tax on the face of the income statement. Given the relevance of these businesses within BG Group, the results of joint ventures and associates are presented before interest and tax, and after tax. Management considers that this approach aids comparability with prior years' published results and provides additional information on the source of BG Group's operating profits. For a reconciliation between operating profit and earnings including and excluding the results of joint ventures and associates, see Note 3 to the accounts, page 18.

Exchange rates and prices

BG Group also discloses certain information, as indicated, at constant US$/UKGBP exchange rates and upstream prices. The presentation of results in this manner is intended to provide additional information to explain further the underlying trends in the business.

Net borrowings

BG Group provides a reconciliation of net borrowings and an analysis of the amounts included within net borrowings as management believes that this is an important liquidity measure for the Group.


                                 LEGAL NOTICE

These  results  include  "forward-looking  information"  within  the  meaning of
Section 27A of the US Securities Act of 1933, as amended and Section 21E of the US Securities Exchange Act of 1934, as amended. Certain statements included in these results, including without limitation, those concerning (i) strategies, outlook and growth opportunities, (ii) positioning to deliver future plans and to realise potential for growth, (iii) delivery of the performance required to achieve the 2006 targets, (iv) development of new markets, (v) the development and commencement of commercial operations of new projects, (vi) liquidity and capital resources, (vii) plans for capital and investment expenditure and (viii) statements preceded by "expected", "scheduled", "targeted", "planned", "proposed", "intended" or similar statements, contain certain forward-looking statements concerning operations, economic performance and financial condition. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, (i) changes in economic, market and competitive conditions, including oil and gas prices, (ii) success in implementing business and operating initiatives, (iii) changes in the regulatory environment and other government actions, including UK and international corporation tax rates, (iv) a major recession or significant upheaval in the major markets in which BG Group operates, (v) the failure to ensure the safe operation of assets worldwide, (vi) implementation risk, being the challenges associated with delivering capital intensive projects on time and on budget, including the need to retain and motivate staff, (vii) commodity risk, being the risk of a significant fluctuation in oil and/or gas prices from those assumed, (viii) fluctuations in exchange rates, in particular the US$/UKGBP exchange rate being significantly different to that assumed, (ix) risks encountered in the gas and oil exploration and production sector in general, (x) business risk management and (xi) the Risk Factors included in BG Group's Annual Report and Accounts 2004. BG Group undertakes no obligation to update any forward-looking statements.

No part of these results constitutes or shall be taken to constitute an invitation or inducement to invest in BG Group plc or any other entity and must not be relied upon in any way in connection with any investment decision.


                         CONSOLIDATED INCOME STATEMENT
                                 THIRD QUARTER
                           ---------------------------------------     -----------------------------------------

                                              2005                                    2004

                               Busi-     Disposals and       Total         Busi-      Disposals and        Total
                                ness       re-measure-      Result          ness        re-measure-       Result
                             Perfor-             ments                   Perfor-        (Note 2)(i)
                            mance(i)       (Note 2)(i)                  mance(i)
                  Notes         GBPm              GBPm        GBPm         GBPm                GBPm         GBPm

Group revenue
and other
operating
income                3        1 339                21       1 360        1 084                   -        1 084

Operating
costs                           (851)                -        (851)        (738)                  -         (738)

Profit on
disposal of
non-current
assets                             -                 -           -            -                   -            -
                           ---------------------------------------     -----------------------------------------
Operating
profit/(loss)
before share
of results
from joint
ventures and
associates            3          488                21         509          346                   -          346
                           ---------------------------------------     -----------------------------------------

Finance income        4           21                 -          21           12                   -           12

Finance costs         4          (20)                1         (19)         (20)                  -          (20)

Share of
post-tax
results from
joint ventures
and associates        3           41                 -          41           32                   -           32
                           ---------------------------------------     -----------------------------------------
Profit/(loss)
before tax                       530                22         552          370                   -          370
Taxation              5         (207)              (11)       (218)        (142)                  -         (142)
                           ---------------------------------------     -----------------------------------------
Profit for the
period                           323                11         334          228                   -          228
                           =======================================     =========================================

Attributable to:
                           ---------------------------------------     -----------------------------------------
BG Group
shareholders
(earnings)                       308                13         321          214                   -          214
Minority
interest                          15                (2)         13           14                   -           14
                           ---------------------------------------     -----------------------------------------
                                 323                11         334          228                   -          228
                           =======================================     =========================================

Earnings per
share - basic         6          8.7p              0.4p        9.1p        6.1p                   -          6.1p
Earnings per
share -
diluted               6          8.7p              0.4p        9.1p        6.1p                   -          6.1p
                           ---------------------------------------     -----------------------------------------


Total operating
profit including
share of pre-tax
operating results
from joint ventures
and associates(ii)    3          548                21         569         395                    -          395
                           =======================================     =========================================



i) See Presentation of Non-GAAP measures, page 8, for an explanation of results excluding disposals and re-measurements and presentation of the results of joint ventures and associates.

ii) This measurement is shown by BG Group as it is used by management as a means of measuring the underlying performance of the business.



                            CONSOLIDATED INCOME STATEMENT
                                      NINE MONTHS
                           ---------------------------------------     -----------------------------------------

                                              2005                                    2004

                               Busi-     Disposals and       Total         Busi-      Disposals and        Total
                                ness       re-measure-      Result          ness        re-measure-       Result
                             Perfor-             ments                   Perfor-        (Note 2)(i)
                            mance(i)       (Note 2)(i)                  mance(i)
                  Notes         GBPm              GBPm        GBPm         GBPm                GBPm         GBPm

Group revenue
and other
operating
income                3        3 566              (137)      3 429        2 902                   -        2 902

Operating
costs                         (2 212)                -      (2 212)      (1 970)                  -       (1 970)

Profit on
disposal of
non-current
assets                             -               429         429            -                  87           87
                           ---------------------------------------     -----------------------------------------
Operating
profit/(loss)
before share
of results
from joint
ventures and
associates            3       1 354               292        1 646          932                 87         1 019
                           ---------------------------------------     -----------------------------------------

Finance income        4          51                 -           51           33                  -            33

Finance costs         4         (61)               11          (50)         (54)                 -           (54)

Share of post-tax
results from
joint ventures
and associates        3         119                 -          119           92                  -            92
                           ---------------------------------------     -----------------------------------------
Profit/(loss)
before tax                    1 463               303        1 766        1 003                 87         1 090

Taxation              5        (573)              (85)        (658)        (384)               (30)         (414)
                           ---------------------------------------     -----------------------------------------
Profit/(loss)
for the period                  890               218        1 108          619                 57           676
                           =======================================     =========================================
Attributable to:
                           ---------------------------------------     -----------------------------------------
BG Group
shareholders
(earnings)                      853               212        1 065          593                 57           650

Minority
interest                         37                 6           43           26                  -            26
                           ---------------------------------------     -----------------------------------------
                                890               218        1 108          619                 57           676
                           =======================================     =========================================


                           ---------------------------------------     -----------------------------------------
Earnings per
share - basic         6        24.1p              6.0p        30.1p        16.8p               1.7p         18.5p
Earnings per
share -
diluted               6        24.0p              6.0p        30.0p        16.8p               1.7p         18.5p
                           ---------------------------------------     -----------------------------------------


================================================================================================================
Total operating
profit including
share of pre-tax
operating results
from joint ventures
and associates(ii)    3       1 522               292        1 814        1 078                 87         1 165
================================================================================================================


i) See Presentation of Non-GAAP measures, page 8, for an explanation of results excluding disposals and re-measurements and presentation of the results of joint ventures and associates.

ii) This measurement is shown by BG Group as it is used by management as a means of measuring the underlying performance of the business.


                           CONSOLIDATED BALANCE SHEET
                                 THIRD QUARTER

--------------------------------------------------------------------------------


                                                             As at

                                                30 Sept     31 Dec    30 Sept
                                                   2005       2004       2004
                                                   GBPm       GBPm       GBPm
Assets
Non-current assets
Goodwill                                            349        272        267
Other intangible assets                             712        585        504
Property, plant and equipment                     5 403      4 509      4 408
Investments                                       1 094      1 050      1 053
Deferred tax assets                                  77         68         61
Trade and other receivables                          54         46         79
Derivative financial instruments                    115          -          -
--------------------------------------------------------------------------------
                                                  7 804      6 530      6 372
Current assets
Inventories                                         144         99        175
Trade and other receivables                       1 243      1 190        937
Commodity contracts and other derivative
financial instruments                                16          -          -
Cash and cash equivalents                         1 335        340        350
--------------------------------------------------------------------------------
                                                  2 738      1 629      1 462
Non-current assets classified as held for sale        -        530        475
--------------------------------------------------------------------------------
Total assets                                     10 542      8 689      8 309
--------------------------------------------------------------------------------

Liabilities
Current liabilities
Borrowings                                         (332)      (577)      (542)
Trade and other payables                         (1 031)      (976)      (904)
Current tax liabilities                            (340)      (264)      (182)
Commodity contracts and other derivative
financial instruments                              (619)         -          -
--------------------------------------------------------------------------------
                                                 (2 322)    (1 817)    (1 628)
Non-current liabilities
Borrowings                                       (1 187)      (762)      (814)
Trade and other payables                            (85)       (89)       (77)
Derivative financial instruments                     (1)         -          -
Deferred income tax liabilities                    (805)      (907)      (861)
Retirement benefit obligations                     (152)      (135)      (134)
Provisions for other liabilities and charges       (349)      (325)      (288)
--------------------------------------------------------------------------------
                                                 (2 579)    (2 218)    (2 174)
Liabilities associated with non-current assets
classified as held for sale                           -        (67)       (51)
--------------------------------------------------------------------------------
Total liabilities                                (4 901)    (4 102)    (3 853)
================================================================================
Net assets                                        5 641      4 587      4 456
================================================================================

Attributable to:
BG Group equity shareholders                      5 593      4 567      4 440
Minority interests                                   48         20         16
================================================================================
Total equity                                      5 641      4 587      4 456
================================================================================




                         STATEMENT OF CHANGES IN EQUITY



   Third Quarter                                                Nine Months
 2005         2004                                           2005         2004
 GBPm         GBPm                                           GBPm         GBPm
                     Equity as at start of period
5 195        4 225   BG Group shareholders' funds           4 567        3 924
   43            1   Minority interest                         20           (9)
================================================================================
5 238        4 226                                          4 587        3 915

    -            -   Effect of adoption of IAS 39            (238)           -
================================================================================
5 238        4 226   Equity as at start of period           4 349        3 915

  334          228   Profit for the financial period        1 108          676
   14            1   Issue of shares                           28            8
   (2)           -   Purchase of own shares                    (4)           -
    3            8   Adjustment in respect of employee         11            9
                     share schemes
  (68)         (61)  Dividends on ordinary shares            (142)        (127)
   (9)          (2)  Dividends paid to minority interest      (23)          (2)
                     Currency translation and hedge
  131           56   adjustments net of tax                   314          (23)
--------------------------------------------------------------------------------
                     Net changes in equity for the
  403          230   financial period                       1 292          541

                     Equity as at 30 Sept

5 593        4 440   BG Group shareholders' funds           5 593        4 440
   48           16   Minority interest                         48           16
================================================================================
5 641        4 456                                          5 641       4 456
================================================================================


                       CONSOLIDATED CASH FLOW STATEMENT

  Third Quarter                                                  Nine Months
 2005        2004                                             2005        2004
 GBPm        GBPm                                             GBPm        GBPm
                    Cash flows from operating
                    activities
  509         346   Profit from operations                   1 646       1 019
                    Depreciation of property, plant and
                    equipment and amortisation of
  116         110   intangible assets                          350         327
                    Fair value movements in commodity
  (21)          -   contracts                                  137           -
                    Profit on disposal of non-current
    -           -   assets                                    (429)        (87)
                    Unsuccessful exploration expenditure
   11          16   written off                                 32          23
  (13)         (4)  (Decrease)/increase in provisions            -          (2)
    3           4   Share based payments                        11           4
                    Decrease/(increase) in working
   87         (24)  capital                                     39        (137)
--------------------------------------------------------------------------------
  692         448   Cash generated by operations             1 786       1 147

 (229)        (94)  Income taxes paid                         (543)       (263)
--------------------------------------------------------------------------------
                    Net cash inflow from operating
  463         354   activities                               1 243         884
--------------------------------------------------------------------------------

                    Cash flows from investing
                    activities
                    Dividends received from joint
   22           5   ventures and associates                     60          38
                    Proceeds from disposal of subsidiary
    -           -   undertakings and investments                26          32
                    Proceeds from disposal of property,
                    plant and equipment and intangible
   13           -   assets                                     949         143
                    Purchase of property, plant and
 (365)       (214)  equipment and intangible assets           (893)       (635)
                    Loans (to)/from joint ventures and
   60         (19)  associates                                   6          17
                    Purchase of subsidiary undertakings
   (1)          -   and investments(i)                         (13)       (342)

                    Net cash inflow/(outflow) from
 (271)       (228)  investing activities                       135        (747)
--------------------------------------------------------------------------------

                    Cash flows from financing
                    activities
   (2)         (3)  Net interest paid(ii)                      (18)        (22)
  (68)        (58)  Dividends paid                            (142)       (123)
   (9)         (2)  Dividends paid to minority                 (23)         (2)
                    Net increase/(decrease) in
    4          46   short-term borrowings                     (253)        125
                    Net increase/(decrease) in long-term
  (29)        (22)  borrowings                                   -         (76)
   14           1   Issue of shares                             28           8
   (2)          -   Purchase of own shares                      (4)          -
--------------------------------------------------------------------------------
                    Net cash outflow from financing
  (92)        (38)  activities                                (412)        (90)
--------------------------------------------------------------------------------
                    Net increase/(decrease) in cash and
  100          88   cash equivalents                           966          47

                    Cash and cash equivalents at
1 223         259   beginning of period                        340         313
                    Effect of foreign exchange rate
   12           3   changes                                     29         (10)
--------------------------------------------------------------------------------
                    Cash and cash equivalents at end of
1 335         350   period(iii)                              1 335         350
--------------------------------------------------------------------------------


i) Includes cash acquired of GBP18 million (2004 GBP10 million) on the purchase of a subsidiary undertaking.

ii) Includes capitalised interest for the third quarter of GBP9 million (2004 GBP2 million), and for the nine months of GBP19 million (2004 GBP8 million).

iii) Cash and cash equivalents comprise cash and short-term liquid investments that are readily convertible to cash.



               RECONCILIATION OF NET BORROWINGS(i) - NINE MONTHS


                                                                            GBPm
Net borrowings as at 31 December 2004(i) (ii)                             (999)
Adoption of IAS 39                                                          (6)
================================================================================
                                                                        (1 005)

Net increase in cash and cash equivalents                                  966
Cash outflow from changes in gross borrowings                              253
Inception of finance leases                                               (184)
Foreign exchange and other re-measurements                                (134)
================================================================================
Net borrowings as at 30 Sept 2005(i) (ii)                                 (104)
================================================================================



Net borrowings attributable to MetroGAS (including Gas Argentino) was GBP178 million (31 December 2004 GBP202 million) and to Comgas was GBP211 million (31 December 2004 GBP98 million).

The gearing ratio (net borrowings as a percentage of net borrowings plus equity) was 1.6% (31 December 2004 17.9%).

As at 30 Sept 2005, BG Group's share of the net borrowings in joint ventures and associates amounted to approximately GBP1 billion, including BG Group shareholder loans of approximately GBP600 million. These net borrowings are included in BG Group's share of the net assets in joint ventures and associates which are consolidated in BG Group's accounts.

i) Net borrowings are defined on page 29.

ii) Net borrowings comprise:


                                                                    As at
                                                            30 Sept     31 Dec
                                                               2005       2004
                                                               GBPm       GBPm
Amounts receivable/(due) within one year
Cash and cash equivalents                                     1 335        340
Overdrafts, loans and finance leases                           (332)      (577)
Derivative financial instruments                                (34)(iii)    -
================================================================================
                                                                969       (237)
Amounts receivable/(due) after more than one year
Loans and finance leases                                     (1 187)      (762)
Derivative financial instruments                                114          -
================================================================================
                                                             (1 073)      (762)
================================================================================
Net borrowings                                                 (104)      (999)
================================================================================


iii) These items are included within commodity contracts and other derivative financial instrument balances on the balance sheet.


Notes

1. Basis of preparation

These primary statements are the unaudited consolidated financial statements of BG Group plc for both the quarter ended and the nine months ended 30 Sept 2005. The financial information does not comprise statutory accounts within the meaning of Section 240 of the Companies Act 1985, and should be read in conjunction with the Annual Report and Accounts for the year ended 31 December 2004, as they provide an update of previously reported information.

From 1 January 2005, BG Group is required to prepare its consolidated financial statements in accordance with accounting standards adopted for use in the European Union. In the 2004 Annual Report and Accounts (pages 110 to 118)
information was provided in order to provide clarity on the impact of International Financial Reporting Standards (IFRS) in advance of the publication of results under these standards. It included details of BG Group's principal accounting policies under IFRS and the adjustments required to restate comparative information for the year ended 31 December 2003 (including the transition balance sheet as at 1 January 2003) and the year ended 31 December 2004. The financial information set out in this interim statement has been prepared in accordance with the accounting policies under IFRS published in the 2004 Annual Report and Accounts.

Standards currently in issue and adopted by the EU are subject to interpretation issued from time to time by the International Financial Reporting Interpretations Committee (IFRIC). Further standards may be issued by the International Accounting Standards Board that will be adopted for financial years beginning on or after 1 January 2005. Additionally, IFRS is currently being applied in the United Kingdom and in a large number of countries simultaneously for the first time. Furthermore, due to a number of new and revised Standards included within the body of the Standards that comprise IFRS, there is not yet a significant body of established practice on which to draw in forming options regarding interpretation and application. Accordingly, practice is continuing to evolve. At this preliminary stage, therefore, the full financial effect of reporting under IFRS as it will be applied and reported on in the Company's first IFRS Financial Statements for the year ended 31 December 2005 may be subject to change.

The preparation of the interim financial statements requires management to make estimates and assumptions that affect the reported amount of revenues, expenses, assets and liabilities and disclosure of contingent liabilities at the date of the interim financial statements. If in the future such estimates and assumptions, which are based on management's best judgement at the date of the interim financial statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate in the year in which the circumstances change.

Income tax expense is recognised based upon the best estimate of the weighted average annual income tax rate expected for the full financial year.


2.             Disposals and re-measurements


  Third Quarter                                                   Nine Months
  2005     2004                                                 2005      2004
  GBPm     GBPm                                                 GBPm      GBPm

                  Revenue and other operating income -
    21        -(i)re-measurements of commodity contracts        (137)      -(i)
     -        -   Profit on disposal of non-current assets       429        87
                  Finance costs - re-measurements of
     1        -(i)financial instruments                           11       -(i)
   (11)       -   Taxation                                       (85)      (30)
     2        -   Minority interest                               (6)        -
================================================================================
    13        -   Impact on earnings                             212        57
================================================================================


i) BG Group adopted IAS 39 from 1 January 2005, figures for 2004 do not contain any non-cash re-measurements.

2005 third quarter and nine months: Revenue and other operating income

Re-measurements included within revenue and other operating income amount to a net credit of GBP21 million for the third quarter, including a credit of GBP25 million which represents unrealised mark-to-market movements on certain long-term UK gas contracts. Whilst the activity surrounding these contracts involves the physical delivery of gas, the contracts fall within the scope of IAS 39 and meet the definition of a derivative instrument. The remaining GBP4 million charge represents unrealised mark-to-market movements on derivatives used for gas marketing activity in the UK and US.

For the second quarter of 2005, re-measurements included within revenue and other operating income amounted to a charge of GBP120 million.

For the first quarter of 2005, re-measurements included within revenue and other operating income amounted to a charge of GBP38 million.

2005 third quarter and nine months: Disposal of non-current assets

During the second quarter of 2005, BG Group completed the sale of its 16.67% interest in the North Caspian Sea PSA and received net pre-tax proceeds of approximately $1.8 billion realising a GBP416 million pre-tax and GBP279 million post-tax profit on the sale.

During the first quarter of 2005, BG Group disposed of its 50% interest in Premier Transmission Limited to Premier Transmission Financing plc for cash proceeds of GBP26 million. No tax arose on the disposal.

2004 third quarter and nine months: Disposal of non-current assets

Profits on disposal of non-current assets during the second quarter of 2004 included the disposal of BG Group's interest in the Muturi Production Sharing Contract in Indonesia for GBP142 million realising a GBP66 million pre-tax and GBP38 million post-tax profit on the sale.

GBP1 million of pre- and post-tax expenditure was incurred relating to a prior year disposal.

During the first quarter of 2004, BG Group disposed of its 1.21% holding of shares in a listed company, Gas Authority of India Limited, for GBP32 million. Tax of GBP2 million arose on the profit on disposal, based on the effective rate of capital gains tax applicable in India for long-term investments.

2005 third quarter and nine months: Finance costs

Re-measurements presented in finance costs relate primarily to the retranslation of MetroGAS US Dollar and Euro borrowings which cannot be designated as hedges under IAS 39. In addition there are re-measurement movements in respect of certain derivatives used to hedge foreign exchange and interest rate risk which have not been designated as hedges under IAS 39, partly offset by foreign exchange movements on certain borrowings in subsidiaries.


3.      Segmental analysis


Group revenue and             Busi-     Disposals and       Total         Busi-       Disposals and        Total
other operating                ness       re-measure-                      ness         re-measure-       Result
income                      Perfor-             ments                   Perfor-               ments
                              mance                                       mance
Third Quarter                  2005              2005        2005          2004                2004         2004
                               GBPm              GBPm        GBPm          GBPm                GBPm         GBPm
Exploration
and Production                  688                37         725           534                   -          534
Liquefied
Natural Gas                    404                (16)        388           336                    -         336
Transmission
and Distribution               224                  -         224           178                    -         178
Power Generation                47                  -          47            40                    -          40
Other activities                 4                  -           4             3                    -           3
Less: intra-group sales        (28)                 -         (28)           (7)                   -         (7)
==================================================================================================================
                             1 339                 21       1 360         1 084                    -      1 084
==================================================================================================================


Group revenue and             Busi-     Disposals and       Total         Busi-       Disposals and        Total
other operating                ness       re-measure-                      ness         re-measure-
income                      Perfor-             ments                   Perfor-               ments
                              mance                                       mance
Nine Months                    2005              2005        2005          2004                2004         2004
                               GBPm              GBPm        GBPm          GBPm                GBPm         GBPm

Exploration and Production    1 981              (121)      1 860         1 498                   -        1 498
Liquefied Natural Gas           860               (16)        844           802                   -          802
Transmission and Distribution   589                 -         589           479                   -          479
Power Generation                168                 -         168           132                   -          132
Other activities                 10                 -          10             6                   -            6
Less: intra-group sales         (42)                -         (42)          (15)                  -          (15)
==================================================================================================================
                              3 566              (137)      3 429         2 902                   -        2 902
==================================================================================================================



3.      Segmental analysis (continued)



Business          Before share        Share of      Including    Disposals and        Business
Performance         of results      results in       share of  re-measurements     Performance
                    from joint           joint   results from              (ii)            (ii)
                  ventures and    ventures and joint ventures
                    associates    associates(i)           and
                                                   associates
Third Quarter      2005   2004     2005   2004   2005    2004      2005    2004    2005    2004
                   GBPm   GBPm     GBPm   GBPm   GBPm    GBPm      GBPm    GBPm    GBPm    GBPm
Exploration
and Production      456    291        -      -    456    291       (37)      -      419     291
Liquefied
Natural Gas           5     18       30     19     35     37        16       -       51      37
Transmission
and Distribution     54     41       10     10     64     51         -       -       64      51
Power Generation      1      1       20     20     21     21         -       -       21      21
Other activities     (7)    (5)       -      -     (7)    (5)        -       -       (7)     (5)
================================================================================================

Operating Profit    509    346       60     49    569    395       (21)      -      548     395
================================================================================================



Business        Before share       Share of     Including    Disposals and     Business
Performance       of results     results in      share of  re-measurements  Performance
                  from joint          joint  results from              (ii)         (ii)
                ventures and  ventures and joint ventures
                  associates  associates(i)           and
                                               associates
Nine Months      2005   2004   2005   2004   2005    2004     2005    2004  2005   2004
                 GBPm   GBPm   GBPm   GBPm   GBPm    GBPm     GBPm    GBPm  GBPm   GBPm


Exploration
and Production  1 508    875      -      -  1 508     875    (295)    (46) 1 213    829
Liquefied
Natural Gas         2     41     75     49     77      90      16     (19)    93     71
Transmission
and
Distribution      148     86     31     31    179     117     (13)      -    166    117
Power
Generation         16     16     62     66     78      82       -       -     78     82
Other
activities        (28)     1      -      -    (28)      1       -     (22)   (28)   (21)
================================================================================================

Operating
Profit          1 646  1 019    168    146  1 814   1 165    (292)    (87) 1 522  1 078
================================================================================================




i) Share of results in joint ventures and associates in the table above is before finance costs and taxation. The share of results after finance costs and taxation for the quarter is GBP41 million (2004 GBP32 million), and for the nine months is GBP119 million (2004 GBP92 million). ii) Business Performance excludes certain disposals and re-measurements. See Note 2, page 17 and Presentation of Non-GAAP measures, page 8.

3.      Segmental analysis (continued)



Total Result              Operating profit Share of results in           Total
                           before share of  joint ventures and          Result
                        results from joint          associates
                              ventures and
                                associates


Third Quarter              2005       2004       2005     2004   2005     2004
                           GBPm       GBPm       GBPm     GBPm   GBPm     GBPm

Exploration
and Production              456        291          -        -    456      291
Liquefied
Natural Gas                   5         18         22       14     27       32
Transmission
and
Distribution                 54         41          6        6     60       47
Power
Generation                    1          1         13       12     14       13
Other
activities                   (7)        (5)         -        -     (7)      (5)
--------------------------------------------------------------------------------
                            509        346         41       32    550      378

Net finance
income/(costs)                                                      2       (8)
Taxation                                                         (218)    (142)
--------------------------------------------------------------------------------
Profit for the
period                                                            334      228
--------------------------------------------------------------------------------


Total Result         Operating profit before Share of results in         Total
                       share of results from  joint ventures and        Result
                          joint ventures and          associates
                                  associates


Nine Months                 2005        2004      2005      2004   2005   2004
                            GBPm        GBPm      GBPm      GBPm   GBPm   GBPm

Exploration
and Production             1 508         875         -         -  1 508    875

Liquefied
Natural Gas                    2          41        58        32     60     73
Transmission
and
Distribution                 148          86        22        17    170    103
Power
Generation                    16          16        39        43     55     59
Other
activities                   (28)          1         -         -    (28)     1
--------------------------------------------------------------------------------
                           1 646       1 019       119        92  1 765  1 111


Net finance
income/(costs)                                                        1    (21)
Taxation                                                           (658)  (414)
--------------------------------------------------------------------------------
Profit for the
period                                                            1 108    676
--------------------------------------------------------------------------------



4. Net finance costs

    Third Quarter                                                 Nine Months
   2005      2004                                               2005      2004
   GBPm      GBPm                                               GBPm      GBPm

    (21)      (15)  Interest payable                             (59)      (46)
     (5)       (4)  Interest on obligations under finance        (12)       (8)
                    leases
      9         2   Interest capitalised                          19         8
     (3)       (3)  Unwinding of discount on provisions(i)        (9)       (8)
      1         -   Disposals and re-measurements (Note 2)        11         -
================================================================================
    (19)      (20)  Finance costs                                (50)      (54)
     21        12   Finance income                                51        33
================================================================================
      2        (8)  Net finance income/(costs)(ii)                 1       (21)
================================================================================


i) Relates to the unwinding of the discount on provisions in respect of decommissioning and pension obligations, included in the income statement as a financial item within net finance costs. ii) Excludes Group share of net finance costs from joint ventures and associates for the quarter of GBP11 million (2004 GBP8 million), and for the nine months of GBP28 million (2004 GBP26 million).



5. Taxation

The taxation charge for the quarter before disposals and re-measurements was GBP207 million (2004 GBP142 million), and the taxation charge including disposals and re-measurements was GBP218 million (2004 GBP142 million).

For the nine months, the taxation charge before disposals and re-measurements was GBP573 million (2004 GBP384 million). The taxation charge including disposals and re-measurements was GBP658 million (2004 GBP414 million).

The Group share of taxation from joint ventures and associates for the quarter was GBP8 million (2004 GBP9 million) and for the nine months was GBP21 million (2004 GBP28 million).


6. Earnings per ordinary share


           Third Quarter                                        Nine Months
        2005          2004                                 2005           2004
--------------------------------------------------------------------------------
GBPm   Pence  GBPm   Pence                        GBPm   Pence    GBPm   Pence
         per           per                                 per             per
       share         share                               share           share
--------------------------------------------------------------------------------

 321     9.1   214     6.1   Earnings            1 065    30.1    650    18.5

                             Disposals and
                             re-measurements
                             (after tax and
 (13)   (0.4)    -       -   minority interest)     80      2.3      -       -
                             Profit on
   -       -     -       -   disposals            (292)    (8.3)   (57)   (1.7)
================================================================================
                             Earnings - excluding
                             disposals and
 308     8.7   214     6.1   re-measurements       853     24.1    593    16.8
================================================================================


Basic earnings per share calculations in 2005 are based on shares in issue of 3 542 million for the quarter and 3 539 million for the year to date.

The earnings figure used to calculate diluted earnings per ordinary share is the same as that used to calculate earnings per ordinary share given above, divided by 3 555 million for the quarter and 3 554 million for the year to date, being the weighted average number of ordinary shares in issue during the year as adjusted for share options.


7. Capital investment - geographical analysis


       Third Quarter                                              Nine Months
    2005          2004                                         2005       2004
    GBPm          GBPm                                         GBPm       GBPm

     109            65   Europe                                 327        143
      46            18   South America                          103         72
      35            75   Asia and the Middle East               152        225
     144            82   North America and the Caribbean        309        606
      44           116   Mediterranean Basin and Africa         217        339
================================================================================
     378           356                                        1 108      1 385
================================================================================



8. Quarterly information: earnings and earnings per share


                                           2005     2004         2005    2004
                                           GBPm     GBPm        pence   pence

First quarter
- including disposals and                   260      207          7.3      5.9
re-measurements
- excluding disposals and                   270      187          7.6      5.3
re-measurements
Second quarter
- including disposals and                   484      229         13.7      6.5
re-measurements
- excluding disposals and                   275      192          7.8      5.4
re-measurements
Third quarter
- including disposals and                   321      214          9.1      6.1
re-measurements
- excluding disposals and                   308      214          8.7      6.1
re-measurements
Fourth quarter
- including disposals and                            236                   6.7
re-measurements
- excluding disposals and                            236                   6.7
re-measurements
================================================================================
Full year
- including disposals and                            886                  25.1
re-measurements
- excluding disposals and                            829                  23.5
re-measurements
================================================================================


9. IFRS 1 requirement - Reconciliation of profit and equity to previous GAAP

Included within the Annual Report and Accounts for BG Group for the year ended 31 December 2004 is a reconciliation of the income statement from UK GAAP to IFRS for the years ended 31 December 2003 and 2004 and a reconciliation of equity at the transition date (1 January 2003), 31 December 2003, 31 December 2004 and 1 January 2005, the date of adoption of IAS 32 and 39. This document also provides details of the impact of the adoption of IAS 32 and IAS 39 from 1 January 2005, details of the reconciling items, BG Group's principal accounting policies under IFRS and the exemptions taken by BG Group in accordance with IFRS 1 on transition to IFRS.

In order to comply with IFRS 1, in this statement BG Group also presents a reconciliation from UK GAAP to IFRS of the profit for the comparable financial period (the quarter and nine months ended 30 Sept 2004), together with the equity at the end of the comparable period (30 Sept 2004) as follows:


Reconciliation of earnings between UK GAAP and   Notes      Third         Nine
IFRS                                                      Quarter       Months
                                                             2004         2004
                                                             GBPm         GBPm

Profit attributable to shareholders (earnings)
under UK GAAP                                                 215          655
Effect of transition to IFRS:
Pensions                                              1        (1)          (5)
Premier Power CCGT Project                            2        (1)          (3)
Goodwill amortisation                                 3         4           12
Regulatory current account                            4         3            7
Share-based payments                                  5        (3)          (3)
Tax                                                   6        (3)          (8)
Profit on disposal of non-current assets              7         -           (5)
================================================================================
Profit attributable to shareholders (earnings)
under IFRS                                                    214          650
================================================================================

Reconciliation of equity between UK GAAP and IFRS            Notes     30 Sept
                                                                          2004
                                                                          GBPm

Total equity under UK GAAP                                               4 516
Effect of transition to IFRS:
Pensions                                                         1         (40)
Premier Power CCGT Project                                       2          16
Goodwill                                                         3          28
Regulatory current account                                       4          14
Deferred tax                                                     6         (81)
Other                                                                        3
================================================================================
Total equity under IFRS                                                  4 456
================================================================================


Notes

1. Pensions

Cumulative actuarial gains and losses in respect of the Group's pension and post-retirement benefit plans have been recognised in full on transition to IFRS (1 January 2003). Actuarial gains and losses arising from the transition date are recognised over the average remaining service lives of employees (commonly referred to as the 'corridor' approach). The charge to operating costs in respect of pensions has increased by GBP1 million for the quarter ended 30 Sept 2004 (GBP5 million for the nine

9. IFRS 1 requirement - Reconciliation of profit and equity to previous GAAP (continued)

1. Pensions (continued)

months ended 30 Sept 2004) compared to UK GAAP. The impact on earnings is a reduction of GBP1 million for the quarter ended 30 Sept 2004 (GBP5 million for the nine months ended 30 Sept 2004) compared to UK GAAP and the impact on net assets as at 30 Sept 2004 is a reduction of GBP40 million compared to UK GAAP.

2. Premier Power CCGT Project

In 2000, BG Group's  wholly-owned  subsidiary  Premier  Power  Limited  received
GBP168 million in consideration for the restructuring of power purchase agreements with Northern Ireland Electricity following agreement to construct a new CCGT power plant at Ballylumford. Under UK GAAP this amount was treated as deferred income and released over the life of the remaining power agreements, matched to the associated asset depreciation charge. Under IFRS the amount has been recognised as income in the year of receipt, along with the impairment of the property, plant and equipment associated with the original power plants. This has resulted in a reduction in operating profit for the quarter ended 30 Sept 2004 of GBP1 million (GBP3 million for the nine months ended 30 Sept 2004) and an increase in net assets as at 30 Sept 2004 of GBP16 million.

3. Goodwill amortisation

BG Group has used the exemption available under IFRS 1 for not restating business combinations. IFRS 3 requires that goodwill arising from business combinations should not be amortised. Accordingly, the carrying value of goodwill as at 30 Sept 2004 is increased by GBP28 million and operating costs in respect of goodwill amortisation under UK GAAP for the quarter ended 30 Sept
2004 of GBP4 million, and for the nine months ended 30 Sept 2004 of GBP12 million, have been reversed. There is no tax impact.

4. Regulatory current account balances - Comgas

Comgas (BG Group's Brazilian gas distribution business) recognised balances under UK GAAP in respect of the pass-through of costs after formal approval of a revised tariff by the Comgas Regulator. These balances do not meet the criteria for recognition under current IFRS and accordingly have been de-recognised. This has resulted in a decrease in operating costs for the quarter ended 30 Sept 2004 of GBP6 million and for the nine months ended 30 Sept 2004 of GBP10 million with an increase in earnings for the quarter ended 30 Sept 2004 of GBP3 million (GBP7 million for the nine months ended 30 Sept 2004), and has led to an increase in net assets as at 30 Sept 2004 of GBP14 million.

5. Share-based payments

On adoption of IFRS 2, BG Group has recognised the cost of providing share-based payments to employees in the income statement over the relevant vesting period. The cost is based on the fair value of the options and shares allocated determined using a Black-Scholes option pricing model and a Monte Carlo projection model. This has resulted in a decrease in earnings for the quarter ended 30 Sept 2004 of GBP3 million and for the nine months ended 30 Sept 2004 of GBP3 million.

6. Deferred tax

On adoption of IAS 12, BG Group has recognised deferred tax liabilities in respect of unremitted earnings of overseas associates and jointly controlled entities and in respect of fixed assets held at fair value following a business combination. The effective tax rate under IFRS is 40% for the quarter and the nine months ended 30 Sept 2004. The impact of these adjustments is an increase to the deferred tax provision as at 30 Sept 2004 of GBP81 million.

7. Profit on disposal of non-current assets

The adjustment to profit on disposal of non-current assets represents foreign currency losses previously recognised in equity which are recycled through the income statement on the disposal of the related assets in accordance with IAS 21.


10. Commitments and Contingencies

Pages 93 and 94 of the 2004 Annual Report and Accounts provide details of the size and nature of BG Group's commitments and contingencies as at 31 Dec 2004. As at 30 Sept 2005, the amounts and transactions were not significantly different to those at the year end, except for the following:

Commitments for capital expenditure were GBP419 million lower principally reflecting the Kashagan disposal.

The outstanding balance on loans guaranteed by BG Energy Holdings Limited had decreased by GBP284 million.



Supplementary information: Operating and financial data


  Third Quarter    Second                                       Nine Months
                  Quarter
  2005     2004      2005                                      2005     2004

                            Production volumes (mmboe)
   4.6      4.8       4.5   - oil                              13.8     15.6
   5.8      6.4       8.4   - liquids                          21.9     17.8
  30.8     28.5      31.7   - gas                              93.8     88.4
 ------------------------                                     --------------
  41.2     39.7      44.6   - total                           129.5    121.8
 ------------------------                                     --------------

                            Production volumes (boepd in
                            thousands)
    50       52        50   - oil                                50       57
    63       70        92   - liquids                            80       65
   335      310       348   - gas                               344      324
 ------------------------                                     --------------
   448      432       490   - total                             474      446
 ------------------------                                     --------------

                            LNG cargoes (standard)
     9       25        10   - delivered to Lake Charles          27       53
    15       11        11   - delivered to Elba Island           36       29
     7        8         1   - re-marketed                        18       11
 ------------------------                                     --------------
    31       44        22   - total                              81       93
 ------------------------                                     --------------


GBP35.25   GBP23.65    GBP28.01     Average realised oil price per   GBP29.50   GBP20.36
                                    barrel
  ($63.02)  ($42.80)    ($52.36)                                     ($54.68)   ($36.94)


GBP26.98   GBP16.89    GBP21.15     Average realised liquids price   GBP20.68   GBP12.92
                                    per barrel
  ($48.23)  ($30.56)    ($39.54)                                     ($38.32)   ($23.45)


   20.10p     18.33p      22.98p    Average realised UK gas price     22.72p     18.69p
                                    per produced therm

   17.92p     14.17p      14.16p    Average realised International    15.39p     13.68p
                                    gas price per produced therm

   18.42p     15.71p      16.81p    Average realised gas price per    17.56p     15.69p
                                    produced therm

 GBP1.42    GBP1.22     GBP1.13     Lifting costs per boe(i)          GBP1.23    GBP1.05
  ($2.54)    ($2.20)     ($2.10)                                      ($2.27)    ($1.91)


 GBP2.56    GBP2.21     GBP2.04     Operating expenditure per boe     GBP2.22    GBP2.03
  ($4.57)    ($4.01)     ($3.82)                                      ($4.11)    ($3.69)


     166        151         174     Development expenditure (GBPm)        495        415

                              Gross exploration expenditure(GBPm)
      34         75          15     - capitalised expenditure             136        170
      31         18          23     - other expenditure                    69         44
 ------------------------                                     --------------
      65         93          38     - gross expenditure                   205        214
 ------------------------                                     --------------


i) Lifting costs are defined as operating expenditure excluding royalties, tariffs and insurance.


Supplementary information: Operating and financial data (continued)

BG Group's exposure to the oil price varies according to a number of factors including the mix of production and sales. Management estimates that, other factors being constant, a $1.00 rise (or fall) in the Brent price would increase (or decrease) operating profit in 2005 by approximately GBP30 million to GBP40 million.

BG Group's exposure to the US$/UKGBP exchange rate varies according to a number of factors including commodity prices and the timing of US Dollar revenues and costs including capital expenditure. Management estimates that in 2005, other factors being constant, a 10 cent strengthening (or weakening) in the US Dollar would increase (or decrease) operating profit by approximately GBP80 million to GBP90 million.



Definitions

In these results:

bcf          billion cubic feet
bcfd         billion cubic feet per day
bcmpa        billion cubic metres per annum
boe          barrels of oil equivalent
boed         barrels of oil equivalent per day
bopd         barrels of oil per day
CCGT         combined cycle gas turbine
DCQ          daily contracted quantity
E&P          Exploration and Production
EPC          engineering, procurement and construction
EPIC         engineering, procurement, installation and commissioning
FEED         front end engineering design
FERC         Federal Energy Regulatory Commission
Gearing      Net borrowings as a percentage of total shareholders' funds
             (excluding the re-measurement of commodity financial instruments)
             plus net borrowings
GW           gigawatt
IAS 39       International Accounting Standard 39 (Financial Instruments)
IFRS         International Financial Reporting Standards
LNG          Liquefied Natural Gas
m            million
mmboe        million barrels of oil equivalent
mmcfd        million cubic feet per day
mmcmd        million cubic metres per day
mmscfd       million standard cubic feet per day
mmscm        million standard cubic metres
mmscmd       million standard cubic metres per day
mtpa         million tonnes per annum
MW           megawatt
Net          Comprise cash, current asset investments, finance leases, currency
borrowings   and interest rate derivative financial instruments and short- and long-term borrowings
PSA          production sharing agreement
ROACE        return on average capital employed
Standard     2 750 000 mmbtu
Cargo
T&D          Transmission and Distribution
Total        Group operating profit plus share of pre-tax operating results of
operating    joint ventures and associates
profit
UKCS         United Kingdom Continental Shelf



Enquiries


Enquiries relating to BG Group's           General enquiries about shareholder
results, business and financial position   matters should be made to:
should be made to:

Investor Relations Department              Lloyds TSB Registrars
BG Group plc                               The Causeway
Thames Valley Park Drive                   Worthing
Reading                                    West Sussex
Berkshire                                  BN99 6DA
RG6 1PT

Tel: 0118 929 3025                         Tel: 0870 600 3951
e-mail: invrel@bg-group.com                e-mail: bg@lloydstsb-registrars.co.uk


Financial Calendar

Announcement of 2005 fourth quarter        9 February 2006
results and full year results and
annual strategy presentation


Announcement of 2006 first quarter results 4 May 2006

                     BG Group plc website: www.bg-group.com

                               Registered office
                   Thames Valley Park Drive, Reading RG6 1PT
                       Registered in England No. 3690065


                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 08 November 2005                               By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary